SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 15, 2008

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

Bladex reports First Quarter Net Income of $19.2 million, representing an increase of 29% and 24% from the first quarter 2007 and the fourth quarter 2007, respectively.

•
Panama City, Republic of Panama, April 15, 2008 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the first quarter ended March 31, 2008, with net operating revenue of $28.4 million and net income of $19.2 million; annualized return on average equity was 12.6%, and Tier 1 capitalization stood at 19.6%.

Business Highlights

-	Net operating revenue(1) of $28.4 million, an increase of 32% from the first quarter 2007 and 8% from the fourth quarter 2007, reflecting strong growth in the Bank’s intermediation business.

-	Net income of $19.2 million, an increase of 29% compared to the first quarter 2007, and 24% from the fourth quarter 2007.

-	Return on average equity (“ROE”) of 12.6%, an increase of 24% from the first quarter 2007, and 27% from the fourth quarter 2007.

-
Commercial Division’s net operating income(2) of $14.7 million, an increase of 45% from the first quarter 2007 and 28% from the fourth quarter 2007. Commercial portfolio growth was solid and diverse, as reflected in an 18% increase in the average portfolio from a year ago.

-
Treasury Division’s net operating income of $1.0 million, a decrease of $1.6 million compared to the first quarter 2007, and $1.9 million from the fourth quarter 2007, due to lower gains on sale of securities available for sale.

-	Asset Management Division’s net operating income of $3.6 million, an increase of 165% from the first quarter 2007, and 138% from the fourth quarter 2007, driven by trading gains.

-
As of March 31, 2008, the Bank had zero credits in non-accruing or past due status. The Bank’s liquidity ratio(3) strengthened to 9.7% from 7.1% in the first quarter 2007, and 8.4% in the fourth quarter 2007. During the quarter, the Bank contracted a $200 million medium-term loan facility from China Development Bank.

-	The Bank’s efficiency ratio(4) improved to 32% from 35% in the first quarter 2007, and from 40% in the fourth quarter 2007.

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding quarter’s results: "We are aware of the difficult market conditions that are prevailing in some segments of the financial industry. From Bladex's perspective, however, the shifting markets have given rise to attractive revenue opportunities that we have been able to exploit thanks to the strength of our financial condition, our expertise, and the expanded reach of our product suite. From a strategic perspective, the current environment has highlighted the value of our franchise as one of the pieces that support Latin America's growing trade flows.

As we continue moving forward; we will retain our focus on a solid portfolio, ample liquidity, growing profitability, and further diversification of our revenue sources. "

RESULTS BY BUSINESS SEGMENT

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities. Net operating income includes net interest income from loans, fee income, and net allocated operating expenses.

(US$ million)	1Q07	4Q07	1Q08
Commercial Division:
Net interest income	$14.8	$17.7	$19.4
Non-interest operating income(5)	1.3	1.5	1.8
Net operating revenues	$16.1	$19.2	$21.2
Operating expenses	(6.0)	(7.7)	(6.5)
Net operating income	$10.1	$11.4	$14.7

Net operating income for the first quarter 2008 reached $14.7 million, representing an increase of 29% and 45%, compared to the fourth quarter 2007 and the first quarter 2007, respectively.

Portfolio growth was solid and consistent during the first quarter 2008, reflecting an increase in the average portfolio of 18% from a year ago.

The commercial portfolio includes letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s traditional intermediation activities.

See Exhibit VIII for information related to the Bank’s commercial portfolio distribution by country.

During the first quarter 2008, the Bank disbursed credits amounting to $2 billion. Please refer to Exhibit X for the Bank’s distribution of credit disbursements by country.

As of March 31, 2008, the corporate market segment represented 53% of the Bank’s total commercial portfolio, compared to 49% as of December 31, 2007, and 48% a year ago.

The commercial portfolio as a whole continues to be short-term and trade-related in nature, with 68% of credits maturing within one year, and 65% representing trade financing operations.

As of March 31, 2008, the Bank had zero credits in non-accruing or past-due status. The Bank has no exposure to the sub-prime or mortgage segments in any market, nor does it carry any mono-line insurance risk.

The Treasury Division incorporates the Bank’s investment securities activities. Net operating income is presented net of allocated operating expenses, and includes net interest income on investment securities, gains and losses on the sale of securities, as well as on derivatives and hedging activities and on foreign currency exchange transactions.

(US$ million)	1Q07	4Q07	1Q08
Treasury Division:
Net interest income	$1.3	$2.1	$2.2
Non-interest operating income	2.2	2.2	0.2
Net operating revenues	$3.5	$4.3	$2.4
Operating expenses	(1.0)	(1.5)	(1.4)
Net operating income	$2.6	$2.8	$1.0

Net operating income of $1.0 million represents a decrease of $1.9 million from the fourth quarter 2007 and, of $1.6 million from the first quarter 2007, driven by gains on sales of securities in the referenced quarters.

The securities available for sale portfolio totaled $695 million, representing an increase of 48% from December 31, 2007. As of March 31, 2008, the securities portfolio represented 14% of the Bank’s total credit portfolio, and consisted of Latin American securities (please refer to Exhibit IX for a per country distribution of the investment securities in the available for sale portfolio).

In its available for sale portfolio, and in order to eliminate interest rate risk, the Bank avails itself of interest rate swaps to convert the interest basis of the underlying instruments to floating rate. The available for sale portfolio is marked-to-market, and the impact is accounted for in the capital account through the other comprehensive income account (please refer to Exhibit I), reflecting an effect in the order of 1% in the Bank’s strong Tier 1 ratio.

During the quarter, the the Bank continued to take advantage of the extraordinary volatility in the Region's fixed income market.  The Bank increased its available for sale portfolio with $227 million of floating rate securities at an attractive intermediation spread in order to eventually sell once prices improve, a strategy which has been successfully executed in the last two years.

As of March 31, 2008, liability deposit balances were $1,357 million, a $105 million (7%) decrease compared to the previous quarter, and $23 million (2%) lower than the first quarter 2007.

In response to market conditions, the Bank continued to strengthen its liquidity position during the quarter, as reflected in the liquidity ratio, which increased to 9.7% from 7.1% a year ago.

During the first quarter 2008 Bladex continued diversifying its funding sources, allowing for loan growth, while maintaining a conservatively managed asset and liability position at all maturities. Along these lines, during the quarter the Bank contracted a $200 million medium-term loan facility from China Development Bank, under the umbrella of the Cooperation Agreement between both institutions.

The Asset Management Division incorporates the Bank’s proprietary asset management activities. Net operating income is presented net of allocated operating expenses, and includes net interest income on trading securities, as well as trading gains and losses.

(US$ million)	1Q07	4Q07	1Q08
Asset Management Division:
Net interest income	$0.9	$(0.7)	$(0.4)
Non-interest operating income	1.0	3.5	5.4
Net operating revenues	$1.9	$2.8	$5.0
Operating expenses	(0.6)	(1.3)	(1.3)
Net operating income	$1.3	$1.5	$3.6

Net operating income in the first quarter 2008 totaled $3.6 million, representing an increase of 165% compared to first quarter 2007, and a 138% increase from the previous quarter, driven by trading gains.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	1Q07	4Q07	1Q08
Net Interest Income	$17.1	$19.1	$21.1
Net Operating Income by business segment:
Commercial Division	$10.1	$11.4	$14.7
Treasury Division	$2.6	$2.8	$1.0
Asset Management Division	$1.3	$1.5	$3.6
Net Operating Income	$14.0	$15.8	$19.2
Net Income	$14.8	$15.5	$19.2

Net Income per Share(6)	$0.41	$0.43	$0.53
Book Value per common share	$16.24	$16.83	$16.73
Return on Average Equity (“ROE”)	10.2%	9.9%	12.6%
Operating Return on Average Equity (Operating ROE)	9.7%	10.1%	13.2%
Return on Average Assets (“ROA”)	1.5%	1.3%	1.6%
Net Interest Margin	1.82%	1.69%	1.77%

Tier 1 Capital(7)	$590	$612	$608
Total Capital(8)	$623	$649	$647
Risk-Weighted Assets	$2,641	$2,927	$3,112
Tier 1 Capital Ratio(7)	22.3%	20.9%	19.6%
Total Capital Ratio (8)	23.6%	22.2%	20.8%
Stockholders’ Equity to Total Assets	13.8%	12.8%	12.0%

Liquid Assets / Total Assets	7.1%	8.4%	9.7%
Liquid Assets / Total Deposits	22.0%	27.4%	36.3%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Loan Losses to Total Loan Portfolio	1.7%	1.9%	1.9%
Allowance for Losses on Off-Balance Sheet Credit Risk to Total Contingencies	4.7%	2.5%	3.5%

Total Assets	$4,274	$4,791	$5,090

The following graphs illustrate Operating Income and the Return on Average Stockholders’ Equity trends from 2005 through 2008:

NET INTEREST INCOME AND MARGINS

(In US$ million, except percentages)	1Q07	4Q07	1Q08
Net Interest Income
Commercial Division
Accruing Portfolio	$14.8	$17.7	$19.4
Non-accruing portfolio	0.0	0.0	0.0
Commercial Division	$14.8	$17.7	$19.4
Treasury Division	1.3	2.1	2.2
Asset Management Division	0.9	(0.7)	(0.4)
Consolidated	$17.1	$19.1	$21.1

Net Interest Margin*	1.82%	1.69%	1.77%

* Net interest income divided by average balance of interest-earning assets.

Net interest income in the first quarter 2008 reached $21.1 million, an increase of 10%, driven by increased weighted average lending spreads, which led to an increase in the net interest margin (“NIM”), and by higher average balances in the loan portfolio.

The $4.0 million, or 24%, increase in net interest income compared to a year ago reflects mostly increased average loan portfolio, as well as higher weighted average lending spreads.

FEES AND COMMISSIONS

(In US$ million)	1Q07	4Q07	1Q08
Letters of credit	$0.7	$0.9	$1.0
Guarantees	0.2	0.3	0.4
Loans	0.2	0.2	0.2
Other*	0.2	0.2	0.2
Fees and commissions, net	$1.3	$1.6	$1.8

* Net of commission expenses.

Fees and commissions in the first quarter 2008 increased 14%, or $0.2 million, compared to the previous quarter, and 41%, or $0.5 million from a year ago, mostly due to the increased commission income from letters of credits and guarantees.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

The allowance for credit losses represented $83.6 million, mostly unchanged from December 31, 2007. The ratio for the allowance for credit losses to the commercial portfolio was 2.0%, compared to 2.0% as of December 31, 2007 and 2.1% as of March 31, 2007. The loan portfolio coverage remained at 1.9% as of March 31, 2008, compared to December 31, 2007, while the off-balance sheet credit risk coverage increased from 2.5% in December 31, 2007 to 3.5% in March 31, 2008 due to changes in the mix of the contingencies portfolio..

(In US$ million)	31MAR07	30JUN07	30SEP07	31DEC07	31MAR08
Allowance for loan losses:
At beginning of period	$51.3	$56.6	$69.0	$72.6	$69.6
Provisions	5.4	6.2	3.4	(3.0)	0.0
Recoveries	0.0	6.2	0.3	0.0	0.3
End of period balance	$56.6	$69.0	$72.6	$69.6	$69.9

Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the period	$27.2	$21.0	$13.5	$10.5	$13.7
Provisions (reversals)	(6.2)	(7.6)	(3.0)	3.2	0.0
End of period balance	$21.0	$13.5	$10.5	$13.7	$13.7

Total allowance for credit losses	$77.6	$82.4	$83.1	$83.4	$83.6

OPERATING EXPENSES AND EFFICIENCY LEVEL

(US$ million)	1Q07	4Q07	1Q08
Salaries and other employee expenses	$4.3	$6.7	$5.5
Depreciation and amortization	0.6	0.7	0.7
Professional services	0.7	1.0	0.7
Maintenance and repairs	0.3	0.3	0.3
Other operating expenses	1.7	1.8	2.0
Total Operating Expenses	$7.6	$10.5	$9.2

The Bank’s efficiency ratio improved to 32% from 35% in the first quarter 2007 and from 40% in the fourth quarter 2007.

Total operating expenses for the first quarter 2008 were $9.2 million, representing a decrease of $1.3 million compared to the previous quarter due to lower variable compensation, and an increase of $1.6 million compared to a year ago, mainly due to new hires to support business growth.

OTHER EVENTS

▪
First Quarter - Common Dividend Payment: On April 4, 2008, the Bank paid a regular quarterly dividend of US$0.22 per share corresponding to the first quarter 2008 to stockholders of record as of March 25, 2008.

▪	Annual Shareholders’ Meeting: Bladex’s Annual Shareholders’ Meeting took place on April 15, 2008, in Panama City, Panama. At this meeting, shareholders:

o	Approved the Bank’s financial statements for the fiscal year ended December 31, 2007;

o	Appointed Deloitte as the Bank’s independent auditors for the fiscal year ended December 31, 2008;

o	Elected Mr. Mario Covo as Director representing Class “E” shareholders; and

o	Elected Mr. Guillermo Güémez and Mr. Roberto Feletti as Directors representing Class “A” shareholders.

▪	President - Board of Directors: At a Board of Directors meeting immediately following the annual shareholders´meeting, Directors appointed Mr. Gonzalo Menéndez-Duque as President of the Board.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

FOOTNOTES:

(1) Net Operating Revenue refers to net interest income plus non-interest operating income.

(2) Net Operating Income refers to net interest income plus non-interest operating income minus operating expenses.

(3) Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets represent cash and due from banks and exclude cash balances in the Asset Management division.

(4) Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues. Excluding the Asset Management Division’s net revenues and expenses, the efficiency ratio is 35%, 43% and 38% for first quarter 2008, fourth quarter 2007 and first quarter 2007, respectively.

(5) Non-interest operating income refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.

(6) Net Income per Share calculations are based on the average number of shares outstanding during each period.

(7) Tier 1 Capital refers to total stockholders’ equity.
Tier 1 Capital ratio refers to Tier 1 Capital as a percentage of risk weighted assets.
Risk-weighted assets are calculated based on US Federal Reserve Board and Basel I capital adequacy guidelines.

(8) Total Capital refers to total stockholders’ equity plus Tier 2 Capital based on US Federal Reserve Board and Basel I capital adequacy guidelines.
Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2008, Bladex had disbursed accumulated credits of over $154 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 16, 2008, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 22, 2008. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions. The Conference ID# for the replayed call is 65669442.

For more information, please access www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Mar. 31, 2007	Dec. 31, 2007	Mar. 31, 2008	CHANGE	%	CHANGE	%
	(In US$ million)
ASSETS:
Cash and due from banks	$308	$478	$539	$61	13%	$231	75%
Trading assets	94	53	29	(24)	(45)	(65)	(69)
Securities available for sale	446	468	695	227	48	250	56
Securities held to maturity	80	0	0	0	0	(80)	(100)
Loans	3,302	3,732	3,775	43	1	473	14
Less:
Allowance for loan losses	(57)	(70)	(70)	(0)	0	(13)	23
Unearned income and deferred loan fees	(4)	(6)	(7)	(1)	11	(2)	56
Loans, net	3,241	3,656	3,698	42	1	457	14

Customers' liabilities under acceptances	6	9	35	26	281	29	469
Premises and equipment, net	11	10	10	(1)	(5)	(1)	(9)
Accrued interest receivable	52	63	52	(11)	(17)	(0)	(1)
Other assets	37	54	32	(21)	(40)	(4)	(12)

TOTAL ASSETS	$4,274	$4,791	$5,090	$299	6%	$816	19%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$102	$111	$94	$(17)	(15)%	$(8)	(8)
Time	1,278	1,351	1,263	(88)	(7)	(15)	(1)
Total Deposits	1,380	1,462	1,357	(105)	(7)	(23)	(2)

Trading liabilities	446	91	23	(68)	(74)	(423)	(95)
Securities sold under repurchase agreements	949	283	529	245	87	(420)	(44)
Short-term borrowings	732	1,221	1,204	(18)	(1)	471	64
Borrowings and long-term debt	80	1,010	1,220	210	21	1,140	1,434
Acceptances outstanding	6	9	35	26	281	29	469
Accrued interest payable	34	39	36	(3)	(8)	2	6
Reserve for losses on off-balance sheet credit risk	21	14	14	0	0	(7)	(35)
Other liabilities	36	48	65	17	35	28	78
TOTAL LIABILITIES	$3,684	$4,178	$4,482	$303	7%	$798	22%

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	135	135	135
Capital reserves	95	95	95
Retained earnings	212	245	257
Accumulated other comprehensive income (loss)	2	(10)	(25)
Treasury stock	(135)	(134)	(134)

TOTAL STOCKHOLDERS' EQUITY	$590	$612	$608	$(4)	(1)%	$18	3%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,274	$4,791	$5,090	$299	6%	$816	19%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Mar. 31, 2007	Dec. 31, 2007	Mar. 31, 2008	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share data)
INCOME STATEMENT DATA:
Interest income	$60,993	$71,992	$67,850	$(4,142)	(6)%	$6,857	11%
Interest expense	(43,917)	(52,864)	(46,733)	6,132	(12)	(2,816)	6
NET INTEREST INCOME	17,076	19,127	21,118	1,990	10	4,041	24
Reversal (provision) for loan losses	(5,354)	2,980	0	(2,980)	(100)	5,354	(100)
NET INTEREST INCOME AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	11,722	22,107	21,118	(990)	(4)	9,396	80

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	6,158	(3,235)	0	3,235	(100)	(6,158)	(100)
Fees and commissions, net	1,275	1,582	1,799	216	14	524	41
Activities of hedging derivatives instruments	(485)	(212)	(52)	160	(76)	433	(89)
Trading gains	1,008	3,475	5,350	1,875	54	4,342	(431)
Net gains on sale of securities available for sale	2,699	2,226	0	(2,226)	(100)	(2,699)	(100)
Gain (loss) on foreign currency exchange	1	181	184	3	2	183	(35,201)
Other income (expense), net	41	(64)	40	105	(163)	(0)	(1)
NET OTHER INCOME (EXPENSE)	10,697	3,954	7,321	3,368	85	(3,376)	(32)

OPERATING EXPENSES:
Salaries and other employee expenses	(4,263)	(6,687)	(5,530)	1,157	(17)	(1,267)	30
Depreciation and amortization of premises and equipment	(627)	(668)	(682)	(13)	2	(54)	9
Professional services	(740)	(1,006)	(737)	269	(27)	3	(0)
Maintenance and repairs	(291)	(370)	(300)	70	(19)	(10)	3
Other operating expenses	(1,664)	(1,796)	(1,988)	(192)	11	(323)	19
TOTAL OPERATING EXPENSES	(7,586)	(10,527)	(9,237)	1,290	(12)	(1,651)	22

NET INCOME	$14,834	$15,534	$19,202	$3,668	24%	$4,368	29%

(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2007	2008
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$17,076	$21,118
Fees and commissions, net	1,275	1,799
Reversal of provision for loan and off-balance sheet credit losses, net	804	0
Activities of hedging derivatives instruments	(485)	(52)
Trading gains	1,008	5,350
Net gains on sale of securities available for sale	2,699	0
Gain (loss) on foreign currency exchange	1	184
Other income (expense), net	41	40
Operating expenses	(7,586)	(9,237)
NET INCOME	$14,834	$19,202
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	620	724
Loans, net	3,241	3,698
Total assets	4,274	5,090
Deposits	1,380	1,357
Trading liabilities	446	23
Securities sold under repurchase agreements	949	529
Short-term borrowings	732	1,204
Long-term debt and borrowings	80	1,220
Total liabilities	3,684	4,482
Stockholders' equity	590	608
PER COMMON SHARE DATA:
Net income per share	0.41	0.53
Diluted earnings per share	0.40	0.53
Book value (period average)	16.19	16.86
Book value (period end)	16.24	16.73
(In US$ thousand):
Average basic shares	36,329	36,370
Average diluted shares	36,853	36,370
Basic shares period end	36,329	36,370
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.5%	1.6%
Return on average stockholders' equity	10.2%	12.6%
Net interest margin	1.82%	1.77%
Net interest spread	0.88%	1.14%
Operating expenses to total average assets	0.79%	0.76%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.7%	1.9%

Allowance for losses on off-balance sheet credit risk to total contingencies	4.7%	3.5%
CAPITAL RATIOS:
Stockholders' equity to total assets	13.8%	12.0%
Tier 1 capital to risk-weighted assets	22.3%	19.6%
Total capital to risk-weighted assets	23.6%	20.8%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	March 31, 2007			December 31, 2007			March 31, 2008
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$230	$3.0	5.28%	$416	$5.0	4.67%	$443	$3.8	3.36%
Loans, net of unearned income & deferred loan fees	3,067	50.0	6.53	3,638	60.2	6.47	3,701	55.4	5.92
Impaired loans	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.0	n.m. (*)
Trading assets	123	2.5	8.19	35	0.5	5.24	29	0.1	1.61
Investment securities	379	5.4	5.69	406	6.4	6.17	615	8.6	5.53

TOTAL INTEREST EARNING ASSETS	$3,798	$61.0	6.42%	$4,494	$72.0	6.27%	$4,787	$67.9	5.61%

Non interest earning assets	98			103			108
Allowance for loan losses	(51)			(73)			(70)
Other assets	44			54			85

TOTAL ASSETS	$3,889			$4,578			$4,911

INTEREST BEARING LIABILITITES
Deposits	$1,158	$15.4	5.31%	$1,368	$17.6	5.05%	$1,435	$13.7	3.79%
Trading liabilities	58	1.0	6.61	47	1.0	7.86	45	0.7	6.20
Securities sold under repurchase agreement and short-term borrowings	1,365	18.7	5.47	1,391	19.0	5.34	1,655	18.8	4.49
Long-term debt and borrowings	589	8.9	6.06	1,002	15.3	5.97	1,006	13.5	5.32

TOTAL INTEREST BEARING LIABILITIES	$3,170	$43.9	5.54%	$3,808	$52.9	5.43%	$4,141	$46.7	4.46%

Non interest bearing liabilities and other liabilities	$130			$150			$157

TOTAL LIABILITIES	3,300			3,958			4,298

STOCKHOLDERS' EQUITY	588			620			613

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,889			$4,578			$4,911

NET INTEREST SPREAD			0.88%			0.84%			1.14%
NET INTEREST INCOME AND NET INTEREST MARGIN		$17.1	1.82%		$19.1	1.69%		$21.1	1.77%

(*) "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except ratios)

	YEAR ENDED	FOR THE THREE MONTHS ENDED				YEAR ENDED	FOR THE THREE MONTHS ENDED
	DEC 31/06	MAR 31/07	JUN 30/07	SEP 30/07	DEC 31/07	DEC 31/07	MAR 31/08

INCOME STATEMENT DATA:
Interest income	$203,350	$60,993	$63,243	$68,641	$71,992	$264,869	$67,850
Interest expense	(144,513)	(43,917)	(46,497)	(51,020)	(52,864)	(194,299)	(46,733)
NET INTEREST INCOME	58,837	17,076	16,745	17,622	19,127	70,571	21,118
Reversal (provision) for loan losses	(11,846)	(5,354)	(6,235)	(3,384)	2,980	(11,994)	0

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	46,991	11,722	10,510	14,237	22,107	58,577	21,118
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	24,891	6,158	7,581	2,964	(3,235)	13,468	0
Fees and commissions, net	6,393	1,275	1,525	1,173	1,582	5,555	1,799
Derivatives and hedging activities	(225)	(485)	1	(294)	(212)	(989)	(52)
Recoveries (impairment) on assets	5,551	0	(500)	0	0	(500)	0
Trading gains	879	1,008	14,278	5,104	3,475	23,865	5,350
Net gains on sale of securities available for sale	2,568	2,699	3,906	288	2,226	9,119	0
Gain (loss) on foreign currency exchange	(253)	1	(56)	(9)	181	115	184
Other income (expense), net	36	41	0	17	(64)	(7)	40
NET OTHER INCOME (EXPENSE)	39,840	10,697	26,734	9,242	3,954	50,628	7,321

TOTAL OPERATING EXPENSES	(28,929)	(7,586)	(10,262)	(8,652)	(10,527)	(37,027)	(9,237)
NET INCOME	$57,902	$14,834	$26,983	$14,827	$15,534	$72,177	$19,202

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income per share	$1.56	$0.41	$0.74	$0.41	$0.43	$1.99	$0.53
PERFORMANCE RATIOS
Return on average assets	1.7%	1.5%	2.7%	1.4%	1.3%	1.7%	1.6%
Return on average stockholders' equity	10.0%	10.2%	18.0%	9.6%	9.9%	11.9%	12.6%
Net interest margin	1.76%	1.82%	1.70%	1.65%	1.69%	1.71%	1.77%
Net interest spread	0.70%	0.88%	0.76%	0.73%	0.84%	0.80%	1.14%
Operating expenses to average assets	0.85%	0.79%	1.01%	0.80%	0.91%	0.88%	0.76%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/06	DEC 31/07	MAR 31/07	DEC 31/07	MAR 31/08

COMMERCIAL DIVISION:
Net interest income	$50.9	$64.1	$14.8	$17.7	$19.4
Non-interest operating income (1)	6.4	5.3	1.3	1.5	1.8
Operating expenses (2)	(23.7)	(27.2)	(6.0)	(7.7)	(6.5)
Operating income (3)	33.7	42.3	10.1	11.4	14.7
Reversal (provision) for loan and off-balance sheet credit losses, net	13.0	1.5	0.8	(0.3)	0.0
Impairment on assets	0.0	(0.5)	0.0	0.0	0.0
NET INCOME	$46.7	$43.2	$10.9	$11.2	$14.7
Commercial interest-earning assets (4)	2,715	3,366	3,067	3,638	3,768

TREASURY DIVISION:
Net interest income	$6.9	$6.2	$1.3	$2.1	$2.2
Non-interest operating income (1)	2.1	8.5	2.2	2.2	0.2
Operating expenses (2)	(3.4)	(4.3)	(1.0)	(1.5)	(1.4)
Operating income (3)	5.6	10.3	2.6	2.8	1.0
Recoveries on assets, net of impairments	5.6	0.0	0.0	0.0	0.0
NET INCOME	$11.2	$10.3	$2.6	$2.8	$1.0
Treasury interest-earning assets (5)	516	586	584	686	1,183

ASSET MANAGEMENT DIVISION:
Net interest income	$1.0	$0.2	$0.9	$(0.7)	$(0.4)
Non-interest operating income (1)	0.9	23.9	1.0	3.5	5.4
Operating expenses (2)	(1.9)	(5.5)	(06)	(1.3)	(1.3)
Operating income (3)	0.0	18.6	1.3	1.5	3.6
NET INCOME	$0.0	$18.6	$1.3	$1.5	$3.6
Asset Management interest-earning assets (6)	105	170	148	170	80

CONSOLIDATED:
Net interest income	$58.8	$70.6	$17.1	$19.1	$21.1
Non-interest operating income (1)	9.4	37.7	4.5	7.2	7.3
Operating expenses (2)	(28.9)	(37.0)	(7.6)	(10.5)	(9.2)
Operating income (3)	39.3	71.2	14.0	15.8	19.2
Reversal (provision) for loan and off-balance sheet credit losses, net	13.0	1.5	0.8	(0.3)	0.0
Recoveries (impairment), on assets	5.6	(0.5)	0.0	0.0	0.0
NET INCOME	$57.9	$72.2	$14.8	$15.5	$19.2
Consolidated interest-earning assets	$3,336	$4,122	$3,798	$4,494	$5,031

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1)	Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets
(2)	Operating expenses are calculated based on average credits.
(3)	Operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(4)	Includes loans, net of unearned income and deferred loan fees.
(5)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, and trading securities of Asset Management Division.

EXHIBIT VII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)
	AT THE END OF,
	(A)		(B)		(C)
	31MAR07		31DEC07		31MAR08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$190	4.5	$287	6.0	$310	6.4	$23	$121
BOLIVIA	5	0.1	5	0.1	0	0.0	(5)	(5)
BRAZIL	1,698	40.5	1,728	36.4	1,714	35.2	(14)	16
CHILE	238	5.7	53	1.1	53	1.1	(0)	(185)
COLOMBIA	476	11.4	530	11.2	629	12.9	99	153
COSTA RICA	46	1.1	148	3.1	96	2.0	(52)	50
DOMINICAN REPUBLIC	83	2.0	105	2.2	81	1.7	(24)	(2)
ECUADOR	121	2.9	142	3.0	151	3.1	9	30
EL SALVADOR	65	1.5	59	1.2	62	1.3	3	(2)
GUATEMALA	111	2.6	102	2.2	119	2.4	17	9
HONDURAS	41	1.0	49	1.0	56	1.1	7	14
JAMAICA	42	1.0	93	2.0	70	1.4	(23)	27
MEXICO	269	6.4	451	9.5	492	10.1	41	223
NICARAGUA	13	0.3	13	0.3	20	0.4	7	7
PANAMA	190	4.5	222	4.7	227	4.6	4	37
PERU	243	5.8	484	10.2	646	13.3	162	403
TRINIDAD & TOBAGO	209	5.0	93	1.9	26	0.5	(67)	(183)
URUGUAY	0	0.0	0	0.0	4	0.1	4	4
VENEZUELA	154	3.7	169	3.5	94	1.9	(74)	(60)
OTHER	1	0.0	19	0.4	25	0.5	6	23

TOTAL CREDIT PORTFOLIO (1)	$4,195	100%	$4,753	100%	$4,874	100%	$121	$679

UNEARNED INCOME AND COMMISSION (2)	(4)		(6)		(7)		(1)	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,190		$4,747		$4,867		$121	$677

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT VIII

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR07		31DEC07		31MAR08		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)
COUNTRY

ARGENTINA	$170	4.5	$268	6.3	$291	7.0	$23	$121
BOLIVIA	5	0.1	5	0.1	0	0.0	(5)	(5)
BRAZIL	1,521	40.6	1,600	37.4	1,541	36.9	(59)	20
CHILE	197	5.3	11	0.3	10	0.2	(1)	(187)
COLOMBIA	377	10.1	402	9.4	394	9.4	(8)	17
COSTA RICA	46	1.2	148	3.5	96	2.3	(52)	50
DOMINICAN REPUBLIC	67	1.8	92	2.1	70	1.7	(22)	3
ECUADOR	121	3.2	142	3.3	151	3.6	9	30
EL SALVADOR	65	1.7	48	1.1	40	1.0	(8)	(25)
GUATEMALA	111	2.9	102	2.4	113	2.7	11	3
HONDURAS	41	1.1	49	1.1	56	1.3	7	14
JAMAICA	42	1.1	93	2.2	70	1.7	(23)	27
MEXICO	197	5.3	424	9.9	416	10.0	(8)	219
NICARAGUA	13	0.3	13	0.3	20	0.5	7	7
PANAMA	170	4.5	150	3.5	149	3.6	(2)	(21)
PERU	243	6.5	454	10.6	616	14.8	162	373
TRINIDAD & TOBAGO	209	5.6	93	2.2	26	0.6	(67)	(183)
URUGUAY	0	0.0	0	0.0	4	0.1	4	4
VENEZUELA	154	4.1	169	3.9	94	2.3	(74)	(60)
OTHER	1	0.0	19	0.4	20	0.5	1	18

TOTAL COMMERCIAL PORTFOLIO (1)	$3,749	100%	$4,281	100%	$4,176	100%	$(106)	$427

UNEARNED INCOME AND COMMISSION (2)	(4)		(6)		(7)		(1)	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,745		$4,275		$4,169		$(106)	$424

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT IX

AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
	Mar. 31, 2007	Dec. 31, 2007	Mar. 31, 2008	(C) - (B)	(C) - (A)
COUNTRY

ARGENTINA	$20	$20	$20	$0	$(0)
BRAZIL	177	129	173	44	(4)
CHILE	41	42	43	0	2
COLOMBIA	100	126	232	107	133
DOMINICAN REPUBLIC	16	13	11	(2)	(5)
EL SALVADOR	0	11	22	11	22
GUATEMALA	0	0	6	6	6
MEXICO	72	27	76	49	4
PANAMA	20	72	78	6	58
PERU	0	29	30	0	30
OTHER	0	0	5	5	5

TOTAL AVAILABLE FOR SALE PORTFOLIO	$446	$468	$695	$227	$250

EXHIBIT X

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
	1QTR07	4QTR07	1QTR08	(C) - (B)	(C) - (A)

COUNTRY

ARGENTINA	$75	$115	$94	$(21)	$19
BOLIVIA	5	0	0	0	(5)
BRAZIL	467	297	375	77	(92)
CHILE	133	1	0	(1)	(132)
COLOMBIA	247	129	156	28	(90)
COSTA RICA	43	116	113	(3)	70
DOMINICAN REPUBLIC	95	81	118	37	23
ECUADOR	98	104	96	(9)	(2)
EL SALVADOR	38	43	29	(14)	(9)
GUATEMALA	66	64	61	(4)	(5)
HONDURAS	30	35	24	(10)	(6)
JAMAICA	49	129	79	(50)	30
MEXICO	108	187	115	(72)	8
NICARAGUA	10	3	19	16	10
PANAMA	18	51	33	(17)	15
PERU	168	373	537	164	369
TRINIDAD & TOBAGO	273	84	53	(31)	(220)
URUGUAY	0	0	4	4	4
VENEZUELA	149	31	86	55	(63)
OTHER	1	18	7	(12)	6

TOTAL CREDIT DISBURSED	$2,071	$1,861	$2,000	$139	$(71)

Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).